EXHIBIT 99.1

NSAI
Netherland, Sewell & Associates, Inc.
Worldwide Petroleum Consultants
Engineering - Geology - Geophysics - Petrophysics

March 4, 2010

Mr. Stephen Hosmer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108

Dear Mr. Hosmer:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2009, to the Royale Energy, Inc. (Royale) interest in certain oil and gas properties located in California, Louisiana, Oklahoma, and Texas, as listed in the accompanying tabulations. It is our understanding that the proved reserves estimated in this report constitute approximately 88 percent of all proved reserves owned by Royale. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. Definitions are presented immediately following this letter.

As presented in the accompanying summary projections, Tables I through IV, we estimate the net reserves and future net revenue to the Royale interest in these properties, as of December 31, 2009, to be:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMC)	Total	Present Worth at 10%

Proved Developed Producing	15.8	2,133.8	5,276.9	2,752.5
Proved Developed Non-Producing	0.0	1,851.1	4,756.1	2,916.4
Proved Undeveloped	0.0	55.2	55.7	29.4

Total Proved	15.8	4,040.1	10,088.7	6,698.3

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. No study was made to determine whether probable or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. As shown in the Table of Contents, for each reserves category this report includes a summary projection of reserves and revenue along with one-line summaries of basic data, reserves, and economics by lease.

Future gross revenue to the Royale interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For the California properties, the gas price used is the average PG&E city-gate spot price of $3.724 per MMBTU; for all other properties, the gas price used is the average Henry Hub spot price of $3.866 per MMBTU. Gas prices are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Royale. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and Royale's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Royale interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Royale receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. A substantial portion of these reserves are for behind-pipe zones. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Royale, public data sources, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699
By: /s/ C. H. Scott Rees, P.E.
C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By: /s/ J. Carter Henson Jr.	By: s/s Mike K. Norton
J. Carter Henson, Jr., P.E. 73964 Senior Vice president	Mike K, Norton, P.G. 441 Senior Vice President

Date Signed: March 4, 2010	Date Signed: March 4, 2010

JMG:MSS

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